Exhibit 10.1

EMPLOYMENT AGREEMENT

Employment Agreement dated as of March 20, 2007, between PHARMOS CORPORATION, a Nevada corporation (with its successors and assigns, referred to as the “Corporation”) and ELKAN R. GAMZU (hereinafter referred to as “GAMZU”).

PRELIMINARY STATEMENT

The Corporation desires to employ GAMZU as Chief Executive Officer of the Corporation, and GAMZU wishes to be employed by the Corporation, upon the terms and subject to the conditions set forth in this Agreement. The Corporation and GAMZU also wish to enter into the other agreements set forth in this Agreement, all of which are related to GAMZU’s employment under this Agreement.

AGREEMENT

GAMZU and the Corporation therefore agree as follows:

1.            Commencement of Employment: Term. The parties acknowledge that Gamzu commenced employment with the Corporation on February 26, 2007 (the “Commencement Date”) for the period commencing on such date and ending on the date terminated by either or both of the parties in accordance with the provisions of this Agreement (the “Term”). The termination of the Term for any reason shall end GAMZU’s employment under this Agreement, but, except as otherwise set forth herein, shall not terminate GAMZU’s or the Corporation’s other agreements in this Agreement.

2.            Position and Duties. Since the Commencement Date, GAMZU has been serving as the “CEO designate” of the Corporation, involved in a transition with the Corporation’s current Chief Executive Officer (“CEO”). Starting on March 31, 2007, GAMZU shall serve as the CEO. GAMZU shall also hold such additional positions and titles with the Corporation and its subsidiaries as the Board of Directors of the Corporation (the “Board”) may determine from time to time. GAMZU shall report to the Board. During the Term, GAMZU shall devote his full time and attention to performing his duties as an employee of the Corporation. Notwithstanding the foregoing, the foregoing sentence shall not restrict GAMZU from engaging in the following activities for the following privately-held companies: (i) serving as the Principal of enERGetics Biopharmaceutical Consultancy, LLC, (ii) serving as a consultant to and/or the Chairman of the Board or a Director of NeuroHealing Pharmaceuticals, Inc., (iii) serving as the non-executive President and Director of AviTx, Inc. and (iv) serving as a Director of Neurotech S.A. (France). Additionally, GAMZU may serve in similar capacities with other companies or organizations, and may also engage in reasonable limited consulting activities, all subject to his obtaining prior approval from the Board. GAMZU will be based at the Corporation’s corporate headquarters, which is currently located at Iselin, New Jersey and will spend a significant portion of his time in the Corporation’s offices in Rehovot, Israel.

3.	Compensation.

(a)         Base Salary. The Corporation shall pay GAMZU a base salary, beginning on the first day of the Term and ending on the last day of the Term, of $300,000 per annum, payable semi-monthly on the Corporation’s regular pay cycle for professional employees. The Board, in accordance with its customary review of executive management compensation, may from time to time review GAMZU’s base salary and make adjustments the Board (or its Compensation Committee) feels are appropriate, but in any event GAMZU’s base salary shall not be lower than $300,000.

(b)	Other and Additional Compensation.

(i)            Annual Bonus. During the Term, GAMZU shall receive an annual bonus of up to 25% of his base salary, based upon the attainment of agreed upon business, transactional, clinical and stock performance goals and milestones as determined by the Board (and its Compensation Committee).

(ii)          Stock Options. On the Commencement Date, the Board granted GAMZU options for the purchase of up to 150,000 shares of the Corporation’s Common Stock under the Corporation’s 2000 Amended and Restated Stock Option Plan (“Plan”) at an exercise price of $1.55 per share, which represented the closing stock price of the Corporation’s Common Stock on the trading date immediately prior to the Commencement Date. The terms of the grant, including the vesting schedule, shall be as set forth in a separate option agreement executed by and between the parties. Additionally, on March 31, 2007, the date that he becomes CEO, GAMZU shall be granted options for the purchase of up to 200,000 shares under the Plan, at an exercise price equal to the closing stock price of the Corporation’s Common Stock on the trading date immediately prior to such date . This subsequent grant will be subject to the approval of the Corporation’s shareholders at the upcoming annual meeting of shareholders of an increased number of authorized shares under the Plan. The initial grant of 150,000 options and the subsequent grant of 200,000 options are collectively referred to as the “Initial Option Grant.” The terms of the additional grant of 200,000 options, including the vesting schedule and exercise price, shall be as set forth in a separate option agreement executed by and between the parties and subject to the terms and conditions described in this Agreement. Subsequent stock option grants will be determined annually by the Board and the Compensation Committee.

(c)          Additional Compensation. The foregoing establishes the minimum compensation during the Term and shall not preclude the Board from awarding GAMZU a higher salary or any additional bonuses or stock options in the event of a successful financing, strategic transaction, clinical development or otherwise, and in any event, in the discretion of the Board.

4.	Employee Benefits.

(a)          General. During the Term, GAMZU shall be entitled to the employee benefits generally made available to the Corporation’s executive officers, including four-weeks paid vacation and all Jewish and U.S. national holidays, participation in the Corporation’s 401(k) plan, Employee Stock Purchase Plan (or other plans that may be made available from time to time to the Corporation’s executive officers), and current health and/or dental insurance benefits made available by the Corporation to its employees.

(b)          Other Benefits. During the Term, the Company will pay for a furnished apartment in Israel of up to $1,500 per month. Additionally, as soon as GAMZU and the Corporation determine the amount of time he will spend in the Corporation’s Iselin, New Jersey corporate headquarters, the Board (or its Compensation Committee) will consider a reasonable housing allowance or other reimbursement arrangement for GAMZU’s lodgings in the New Jersey area. As soon as reasonably practicable following the date hereof, the Corporation shall arrange for and maintain short-term and long-term disability policies for the benefit of GAMZU in such amounts generally customary for similarly situated executive employees in the industry. GAMZU shall be reimbursed for all telephone expenses, including the costs of obtaining and maintaining separate telephone lines, incurred in furtherance of the business of the Corporation based upon the submission of appropriate documentation.

5.            Expenses. During the Term, the Corporation shall reimburse GAMZU for actual out-of-pocket expenses incurred by him in the performance of his services for the Corporation upon the receipt of appropriate documentation of such expenses.

6.	Termination.

(a)       General. The Term shall end immediately upon GAMZU’s death, or upon termination for Cause, Disability or Good Reason, each as defined in Section 7. Upon termination of the Term due to GAMZU’s death, all compensation due GAMZU under this Agreement will cease. In all other cases, (i) the Corporation may terminate this Agreement upon sixty (60) days prior written notice, and (ii) GAMZU may terminate this Agreement upon sixty (60) days written notice. The parties agree that the mere act of providing notice to the other party of termination shall not in any event be deemed to provide such other party the right to immediately terminate this Agreement.

(b)       Notice of Termination - Generally. Any termination by the Corporation of GAMZU’s employment hereunder shall be in writing and delivered to GAMZU at the address set forth herein or at such address kept in the records of the Corporation and shall specify the reasons for such termination.

(c)         Termination by the Corporation for Cause. Any written notice of termination by the Corporation of GAMZU for Cause shall, to the extent determined by the Board that the Cause is curable, allow GAMZU the opportunity to cure, but in any event no more than ten (10) days. Such notice of termination shall also state in reasonable detail the Board’s understanding of the facts leading to the determination of Cause. Upon the Corporation’s final termination of the Term for Cause, all compensation due to GAMZU under this Agreement will cease. Moreover, any unexercised portions of any stock option grants to GAMZU by the Corporation shall expire upon such termination.

(d)         Termination by the Corporation upon a Change of Control. In the event that the Corporation terminates its relationship with GAMZU within three (3) months prior to or one (1) year following a “Change of Control”, as defined in Section 7(c), other than for Cause, GAMZU shall receive the following:

(i)            an amount equal to twelve (12) months of then-current base salary (which is in addition to the base salary paid to GAMZU after the Corporation’s delivery of notice of termination pursuant to Section 6(a) and the actual date of termination); and

(ii)          the full vesting of any and all stock options granted to GAMZU by the Corporation prior to such termination, and extended exercisability thereof until their respective expiration dates; and

(iii)	Other Compensation (as defined in Section 9); and

(iv)         If the foregoing payments and benefits provided to GAMZU in Sections
6(d)(i) through (iii) above (the “Change of Control Payments”) are or become subject to the tax (“Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, the Corporation shall pay to GAMZU such amount (the “Gross-up Payment”) as may be necessary to place GAMZU in the same after-tax position as if no portion of the Change of Control Payments and any amounts paid to him pursuant to this paragraph 6(d) had been subject to the Excise Tax.

For the avoidance of doubt, GAMZU shall be entitled to the foregoing benefits once notice of termination is given by the Corporation pursuant to this Section 6(d), regardless of his subsequent Death or Disability.

(e)         Termination by the Corporation other than upon Change of Control, Death, Disability or Cause. In the event that the Corporation terminates its relationship with GAMZU, other than upon a Change of Control, Death, Disability or Cause, GAMZU shall receive the following:

(i)           if employment was terminated prior to February 26, 2008, an amount equal to six (6) months of then-current base salary; and if employment is terminated thereafter, an amount equal to twelve (12) months of then-current base salary;

(ii)          if employment was terminated prior to February 26, 2008, 25% of the unvested portion of all stock options previously granted to GAMZU (including the Initial Option Grant) shall vest and all such vested options shall be exercisable for a period of one (1) year following termination of employment; if employment was terminated after February 26, 2008, 100% of the unvested portion of all stock options previously granted to GAMZU (including the Initial Option Grant) shall vest and such all vested options shall be exercisable for a period of one (1) year following termination of employment; and

(iii)	Other Compensation.

(f)         Termination by GAMZU upon Good Reason or Change of Control. In the event GAMZU terminates his relationship with the Corporation for “Good Reason” as defined in Section 7, within one (1) year of the occurrence of the event which established the “Good Reason,” or for “Good Reason” within one (1) year of a Change of Control, GAMZU shall receive the following:

(i)           if the termination occurred during prior to February 26, 2008, an amount equal to six (6) months of base salary; if the termination occurred at any time upon or following a Change of Control, an amount equal to twelve (12) months of the then-current base salary; if termination for Good Reason occurred after February 26, 2008, an amount equal to twelve (12) months of the then current base salary;

(ii)          (A) if termination occurred during prior to February 26, 2008, 25% of the unvested portion of all stock options granted to GAMZU (including the Initial Option Grant) shall vest and all such vested options shall be exercisable for a period of one (1) year following termination of employment;

(B) if employment was terminated after February 26, 2008, 100% of the unvested portion of all stock options previously granted to GAMZU (including the Initial Option Grant) prior to such termination shall vest and all such vested options shall be exercisable for a period of one (1) year following termination of employment; and

(C) notwithstanding the foregoing, if the termination at any time is by GAMZU upon or following a Change of Control, then 100% of any option grants to GAMZU (including, without limitation, the Initial Option Grant) prior to such termination shall vest and shall remain exercisable until their respective expiration dates;

(iii)	Other Compensation.

GAMZU shall provide prior written notice to the Corporation of his termination pursuant to this Section 6(f), and such notice shall describe the particular “Good Reason(s)” at issue.

(g)        Release. The obligation of the Corporation to make any payments or provide any benefits to GAMZU under this Section 6 shall be subject to GAMZU signing and not revoking a release of all claims in reasonable form provided to GAMZU by the Corporation.

7.	Definitions.

(a)         “Cause” Defined. “Cause” means (i) willful malfeasance or willful misconduct by GAMZU in connection with his employment; (ii) GAMZU’s gross negligence in performing any of his duties under this Agreement; (iii) GAMZU’s conviction of, or entry of a plea of guilty to, or entry of a plea of nolo contendere with respect to, any felony; (iv) GAMZU’s habitual drunkenness or use or possession of illegal drugs while performing his duties under this Agreement or excessive absenteeism not related to illness; (v) GAMZU’s material breach of any written policy applicable to all employees adopted by the Corporation; or (vi) material breach by GAMZU of any of his agreements in this Agreement.

(b)         “Disability” Defined. “Disability” shall mean GAMZU’s incapacity due to physical or mental illness that results in his being unable to substantially perform his duties hereunder for six consecutive months (or for six months out of any nine-month period). During a period of Disability, GAMZU shall continue to receive his base salary hereunder, provided that if the Corporation provides GAMZU with disability insurance coverage, payments of GAMZU’s base salary shall be reduced by the amount of any disability insurance payments received by GAMZU due to such coverage. Upon termination, after the end of the period of Disability, all compensation due GAMZU under this Agreement shall cease.

(c)        “Change of Control” Defined. “Change of Control” shall mean the occurrence of any one or more of the following events:

(i)            An acquisition (whether directly from the Corporation or otherwise) of any voting securities of the Corporation (the “Voting Securities”) by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended (the “1934 Act”)), immediately after which such Person has “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of fifty percent (50%) or more of the combined voting power of the Corporation’s then outstanding Voting Securities.

(ii)          The individuals who, as of the date immediately following the Commencement Date , are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least fifty-one percent (51%) of the Board; provided, however, that if the election or nomination for election by the Corporation’s shareholders of any new director was approved by a vote of at least a majority of the Incumbent Board, such new director shall, for purposes of this Agreement, be considered as a member of the Incumbent Board; provided, further, however, that no individual shall be considered a member of the Incumbent Board if (i) such individual initially assumed office as a result of either an actual or threatened “Election Contest” (as described in Rule 14a-11 promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a “Proxy Contest”), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, or (ii) such individual was designated by a Person who has entered into an agreement with the Company to effect a transaction described in clauses (A) or (C) of subsection (iii) below; or

(iii)         Approval by the Board and, if required, stockholders of the Corporation of, or execution by the Corporation of any agreement with respect to, or the consummation of (it being understood that the mere execution of a non-binding term sheet, non-binding memorandum of understanding or other non-binding document shall not constitute a Change of Control):

(A)          A merger, consolidation or reorganization involving the Corporation, where either or both of the events described in Section 7(c)(i) or 7(c)(ii) would be the result;

(B)          A liquidation or dissolution of or appointment of a receiver, rehabilitator, conservator or similar person for, the Corporation; or

(C)          An agreement for the sale or other disposition of all or substantially all of the assets of the Corporation to any Person (other than a transfer to a subsidiary of the Corporation).

Notwithstanding anything contained in this Agreement to the contrary, if GAMZU’s employment is terminated prior to a Change in Control and GAMZU reasonably demonstrates that such termination (i) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change in Control and who effectuates a Change in Control (a “Third Party”) or (ii) otherwise occurred in connection with, or in anticipation of, a Change in Control which actually occurs, then for all purposes of this Agreement, the date of a Change in Control with respect to GAMZU shall mean the date immediately prior to the date of such termination of GAMZU’s employment.

(d)         “Good Reason” Defined. “Good Reason” shall mean the occurrence, whether or not after a Change in Control, of any of the events or conditions described below:

(i)            a change in GAMZU’s status, title, position or responsibilities (including reporting responsibilities) which represents a material adverse change from his status, title, position or responsibilities as in effect immediately prior to such change; the assignment to GAMZU of any duties or responsibilities which are inconsistent with his status, title, position or responsibilities as in effect immediately prior to such change; or any removal of GAMZU from any of such offices or positions (except in those cases where a change is either at the request of GAMZU, in connection with a general corporate restructuring of officer responsibilities, or a result of the promotion of GAMZU);

(ii)          the failure by the Corporation to provide GAMZU with benefits, in the aggregate, at least equal (in terms of benefit levels) to those provided for under each employee benefit plan, program and practice in which GAMZU was participating at any time prior to such failure;

(iii)         any material breach by the Corporation of any provision of this Agreement which is not cured within ten (10) days after the receipt of written notice by the Corporation of a description of the breach; or

(iv)         the Corporation’s requiring GAMZU to relocate outside Massachusetts, except for reasonably required travel on the Corporation’s business which is not materially greater than such travel requirements prior to that time.

8.            Payment Terms. Payment of any amounts to which GAMZU shall be entitled pursuant to the provisions of Sections 6 and 7 shall be made no later than sixty (60) days following receipt of notice of termination or the event giving rise to such termination. Any amounts payable pursuant to Sections 6 and 7 which are not made within the period specified in this Section 8 shall bear interest at a rate equal to the lesser of (i) the maximum interest rate allowable pursuant to applicable law or (ii) five points above the “prime rate” of interest as published from time-to-time in the Eastern Edition of the Wall Street Journal.

9.	Post-Termination Benefits.

The benefits hereunder shall be deemed the “Other Compensation” referenced in Section 6(d), 6(e) and 6(f) hereof. Except if GAMZU resigns without Good Reason (other than retirement on or after the age of 62), in the event GAMZU’s employment with the Corporation is terminated for any reason prior to the end of the Term, GAMZU and his dependents, if any, will continue to participate in any group health plan sponsored by the Corporation in which GAMZU was participating on the date of such termination, at a cost to GAMZU and his dependents equal to the amount charged by the Corporation to similarly situated employees while employed by the Corporation, for a period of one year from the date of termination. Thereafter, GAMZU and his dependents, if any, shall be entitled to elect to continue such group health coverage, at GAMZU’s sole cost, for an additional twelve month period or longer if permitted by the Corporation’s insurer. Upon termination for any reason, in addition to any payments to which GAMZU may be entitled upon termination of his Employment pursuant to any provision of this Agreement, GAMZU shall be entitled to any benefits under any pension, supplemental pension, savings, or other employee benefit plan (other than life insurance) in which GAMZU was participating on the date of any such termination.

10.	Confidentiality.

(a)      “Corporation Information” Defined. “Corporation Information” means all information, knowledge or data of or pertaining to (i) the Corporation, its employees and all work undertaken on behalf of the Corporation, and (ii) any other person, firm, corporation or business organization with which the Corporation may do business during the Term, that is not in the public domain (and whether relating to methods, processes, techniques, discoveries, pricing, marketing or any other matters).

(b)          Confidentiality. GAMZU hereby recognizes that the value of all trade secrets and other proprietary data and all other information of the Corporation not in the public domain disclosed by the Corporation in the course of his employment with the Corporation is attributable substantially to the fact that such confidential information is maintained by the Corporation in strict confidentiality and secrecy and would be unavailable to others without the expenditure of substantial time, effort or money. GAMZU therefore, except as provided in the next two sentences, covenants and agrees that all Corporation Information shall be kept secret and confidential at all times during and after the end of the Term and shall not be used or divulged by him outside the scope of his employment as contemplated by this Agreement, except as the Corporation may otherwise expressly authorize by action of the Board. In the event that GAMZU is requested in a judicial, administrative or governmental proceeding to disclose any of the Corporation Information, GAMZU will promptly so notify the Corporation so that the Corporation may seek a protective order or other appropriate remedy and/or waive compliance with this Agreement. If disclosure of any of the Corporation Information is required, GAMZU may furnish the material so required to be furnished, but GAMZU will furnish only that portion of the Corporation Information that legally is required.

11.	Successors and Assigns.

(a)           The Employee. This Agreement is a personal contract, and the rights and interests that the Agreement accords to GAMZU may not be sold, transferred, assigned, pledged, encumbered, or hypothecated by him. All rights and benefits of GAMZU shall be for the sole personal benefit of GAMZU, and no other person shall acquire any right, title or interest under this Agreement by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against GAMZU. Except as so provided, this Agreement shall inure to the benefit of and be binding upon GAMZU and his personal representatives, distributees and legatees.

(b)          The Corporation. This Agreement shall be binding upon the Corporation and inure to the benefit of the Corporation and its successors and assigns.

(c)           In the event of any dispute between GAMZU and the Corporation relating to this Agreement which follows a Change of Control, the Corporation will pay all reasonable legal expenses incurred by GAMZU in connection with such dispute unless an arbitrator or a court of competent jurisdiction determines that the facts surrounding such dispute originates from events that occurred prior to the Change of Control.

12.          Entire Agreement. This Agreement, together with the Initial Option Grant, represents the entire agreement between the parties concerning GAMZU’s employment with the Corporation and supersedes all prior negotiations, discussions, understandings and agreements, whether written or oral, between GAMZU and the Corporation relating to the subject matter of this Agreement.

13.          Amendment or Modification; Waiver. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing signed by GAMZU and by a duly authorized officer of the Corporation. No waiver by any party to this Agreement of any breach by another party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time.

14.          Notices. Any notice to be given under this Agreement shall be in writing and delivered personally or sent by overnight courier or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below, or to such other address of which such party subsequently may give notice in writing:

If to GAMZU:	ELKAN R.GAMZU

33 Nobscot Road

Newton, MA 02459

If to the Corporation:	Pharmos Corporation

99 Wood Avenue South, Suite 311

Iselin, NJ 08630

Attention: Chairman of the Board

with a copy to:	Eilenberg Krause & Paul LLP

11 East 44th Street

New York, NY 10017

Attention: Adam Eilenberg, Esq.

Any notice delivered personally or by overnight courier shall be deemed given on the date delivered and any notice sent by registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the date mailed.

15.          Severability. If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable shall not be affected, and each provision of this Agreement shall be validated and shall be enforced to the fullest extent permitted by law. If for any reason any provision of this Agreement containing restrictions is held to cover an area or to be for a length of time that is unreasonable or in any other way is construed to be too broad or to any extent invalid, such provision shall not be determined to be entirely null, void and of no effect; instead, it is the intention and desire of both the Corporation and GAMZU that, to the extent that the provision is or would be valid or enforceable under applicable law, any court of competent jurisdiction shall construe and interpret or reform this Agreement to provide for a restriction having the maximum enforceable area, time period and such other constraints or conditions (although not greater than those contained currently contained in this Agreement) as shall be valid and enforceable under the applicable law.

16.          Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

17.          Headings. All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience of reference, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

18.          Withholding Taxes. All salary, benefits, reimbursements and any other payments to GAMZU under this Agreement shall be subject to all applicable payroll and withholding taxes and deductions required by any law, rule or regulation of and federal, state or local authority.

19.          Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together constitute one and same instrument.

20.          Applicable Law; Jurisdiction. The laws of the State of New Jersey shall govern the interpretation, validity and performance of the terms of this Agreement, without reference to rules relating to conflicts of law. Any suit, action or proceeding against GAMZU with respect to this Agreement, or any judgment entered by any court in respect thereof, may be brought in any court of competent jurisdiction in the State of New Jersey, as the Corporation may elect in its sole discretion, and GAMZU hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

__________________________________

ELKAN R.GAMZU

PHARMOS CORPORATION

By:	_____________________________

Name:

Title: